================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

            DUPONT SPECIALTY GRAINS, LLC RETIREMENT AND SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                         1007 MARKET STREET WILMINGTON,
                                 DELAWARE 19898
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
================================================================================

                                   Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Specialty Grains, LLC Retirement and Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

                                         Qptimum Quality Grains LLC
                                         Retirement and Savings Plan

                                         Dated: June 27, 2002

                                         By: /s/  Nancy Betz
                                         -------------------
                                         Nancy Betz
                                         Director of Human Resources

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Index to Financial Statements and Supplemental Schedule

                                                                                        Page(s)
Report of Independent Accountants                                                             1

Financial Statements:
   Statements of Net Assets Available for Benefits at December 31, 2001 and 2000              2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2001 and 2000                                                               3

   Notes to Financial Statements                                                           4-11

Supplemental Schedule*:
Schedule of Assets (Held at End of Year)                                                     12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Administrator and Participants
of the DuPont Specialty Grains, LLC
Retirement and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Specialty Grains, LLC Retirement and Savings Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers
Philadelphia, Pennsylvania

June 25, 2002

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000


                                                         2001          2000
Assets:
    Investments:
      Plan interest in DuPont and Related Companies
        Defined Contribution Plan Master Trust        $2,524,156     $2,624,076
      Company stock funds                                781,129        818,533
      Mutual funds                                     5,569,198      5,961,891
      Common/collective trust funds                    1,263,403      1,295,340
      Cash                                                    26             10
      Participant loans                                  126,446        134,976
                                                    -------------  -------------

        Total investments                             10,264,358     10,834,826
                                                    -------------  -------------

    Receivables:
      Participants' contributions                         27,947         32,896
      Employer's contributions                             8,564         10,922
      Investment income                                    6,547          5,851
      Investment securities sold                               -         24,616
                                                    -------------  -------------

        Total receivables                                 43,058         74,285
                                                    -------------  -------------

Net assets available for benefits                    $10,307,416    $10,909,111
                                                    =============  =============


   The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

                                                         2001           2000
Additions:
    Investment income:
      Net depreciation in fair value of investments  $(1,146,964)   $(1,504,881)
      Interest and dividend income                       174,232        572,560
                                                    -------------  -------------

                                                        (972,732)      (932,321)
                                                    -------------  -------------

    Contributions:
      Participant                                        621,536        727,341
      Employer                                           192,145        553,257
                                                    -------------  -------------

                                                         813,681      1,280,598
        Total additions                                 (159,051)       348,277
                                                    -------------  -------------

Deductions:
    Benefits paid to participants                        442,644        661,662
                                                    -------------  -------------

        Net decrease                                    (601,695)      (313,385)
                                                    -------------  -------------

Net assets available for benefits:

    Beginning of year                                 10,909,111     11,222,496
                                                    -------------  -------------

    End of year                                      $10,307,416    $10,909,111
                                                    -------------  -------------


   The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.   Description of the Plan

     The following description of the DuPont Specialty Grains, LLC Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering substantially all employees of DuPont Specialty Grains, LLC (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"). The Plan was established on January 1, 1998. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").

     The designated trustee of the Plan is Merrill Lynch Trust Company of America ("Merrill Lynch").

     Contributions

     Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Participant contributions are limited to a maximum of 16% of a participant's earnings, as defined. Participants may also contribute amounts representing rollovers from other qualified retirement plans.

     The Company makes matching contributions in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company may also make a discretionary monthly profit sharing contribution to participants in an amount equal to 6% of a participant's earnings, as defined. Discretionary profit sharing contributions were $386,188 for the year ended December 31, 2000. There were no discretionary profit sharing contributions for the year ended December 31, 2001.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Eligibility and Vesting

     Employees are eligible to participate in the plan on the first day of the month following the date on which they have completed at least 1,000 hours of service in a 12-consecutive-month period and are qualified employees, as defined. Participants are 100% vested in their contributions. Participants are 100% vested in all of their accounts, including Company contributions and profit sharing contributions, if they retire from DuPont Specialty Grains, LLC after reaching age 65 or if their employment terminates because of death or disability. If participants leave DuPont Specialty Grains, LLC under any other circumstances, they are entitled to the vested percentage of their Company contributions, profit sharing contributions and earnings on those contributions as follows:

                                                          Vested
                  Years of Service                        Percent

                  1 - 2                                       20%
                  2 - 3                                       40%
                  3 - 4                                       60%
                  4 - 5                                       80%
                  5 or more                                  100%

     Participant Loans

     Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are collateralized by the balance in the participant's account and bear interest at the average rate for secured personal loans in effect at five banks on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits

     A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated.

     If a participant's employment terminates due to the participant's death, total and permanent disability, retirement or separation from service, the participant or the participant's beneficiary is entitled to receive the vested balance of the participant's accounts in a single lump-sum distribution.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Administrative Expenses

     Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2001 and 2000, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

     Forfeited Accounts

     At December 31, 2001 and 2000, forfeited nonvested accounts totaled $12,707 and $19,377, respectively. These accounts can be used to reduce future employer contributions. Forfeitures of $14,882 and $30,832 were used to offset Company contributions during the years ended December 31, 2001 and 2000, respectively.

2.   Significant Accounting Policies

     The following accounting policies which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

     Basis of Accounting

     The financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust's investment contracts are fully benefit responsive and thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. The Company stock funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost which approximates fair value.

     Dividend income is recorded on the ex-dividend date and interest income is accrued when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   DuPont and Related Companies Defined Contribution Plan Master Trust

     On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch ("Trustee") to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

     The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.02% to 7.24% for the year ended December 31, 2001 and from 5.83% to 8.50% for the year ended December 31, 2000. The blended rate of return was 6.39% in 2001 and 6.72% in 2000.

     The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

     A synthetic guaranteed investment contract provides for a guaranteed return on principle over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $(122,037,312) and $(61,031,076) at December 31, 2001 and 2000,
     respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

    Total Assets of the Master Trust include:

                                                   December 31,
                                     -----------------------------------------
                                            2001                   2000

    Investment Contracts               $5,294,842,052        $ 5,134,555,882
    Common/Collective Trust Funds          20,450,633             25,007,540
    Money Market Funds                     26,733,694             31,437,135
                                     ------------------   --------------------
    Total                              $5,342,026,379        $ 5,191,000,557
                                     ------------------   --------------------


   The Plan's undivided interest in the Master Trust was .047% and .051% as of December 31, 2001 and 2000, respectively.

   Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                      December 31,
                                           -------------------------------------
                                               2001                  2000
   Investment Contracts:
    Connecticut General Life Ins.            $439,624,619          $          -
    Aetna Life and Annuity                    519,942,538           356,648,682
    Peoples Security                                    -           301,118,125
    CDC Financial                                       -           336,220,628
    Deutsche Bank (DUP-1)                     519,076,651           330,341,799
    Deutsche Bank (PIM-DUP-1)                           -           273,816,467
    Deutsche Bank (PIM-DUP-2)                           -           347,269,727
    JP Morgan (95-04)                         519,142,395           320,535,834
    JP Morgan (95-12)                                   -           353,745,646
    JP Morgan (ADUPONT03)                     528,060,590                     -
    Metropolitan Life                                   -           412,600,954
    Union Bank of Switzerland                 518,377,156           416,151,942
    Principal Life                            296,750,377           280,402,889
    Monumental Life Insurance Co.             516,903,184           356,840,431


   At December 31, 2001, the total assets of the Master Trust of $5,342,026,379 included participant investments in the Stable Value Fund of $5,305,008,040 and $37,018,339 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2000, the total Master Trust value of $5,191,000,557 included participant investments in the Stable Value Fund of $5,144,944,410 and $46,056,147 in the Conservative, Moderate and Aggressive Allocation Funds.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Total investment income of the Master Trust for the years ended December 31, 2001 and 2000 was $341,975,725 and $353,329,080, respectively.

     Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans," requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

     The carrying value of Synthetic Guaranteed Investment contracts held by the Master Trust is $3,858,061,618 and $4,001,503,657 at December 31, 2001 and
     2000, respectively.

4.   Investments

     Investments that represent more than 5% of the net assets available for benefits as of December 31, 2001 and 2000 were as follows:

                                                       2001            2000

     DuPont Company Stock Fund                      $  752,985   $    789,756
     Franklin Small Cap Growth Fund Class I                  -        624,512
     Janus Mercury Fund                                584,515        849,061
     Merrill Lynch Equity Index Trust Tier 6           850,487        892,143
     Fidelity Low Priced Stock                         642,824              -
     Plan interest in DuPont and Related Companies
       Defined Contribution Plan Master Trust        2,524,156      2,624,076

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     During the years ended December 31, 2001 and 2000, the Plan's investments depreciated (including realized gains and losses) in value as follows:

                                            2001               2000

     Company stock funds               $     (93,484)  $      (196,689)
     Mutual funds                           (993,099)       (1,276,269)
     Common/collective trust funds          (135,874)         (104,033)
     Master Trust                             75,493            72,110
                                       -------------   ---------------

     Net depreciation                  $  (1,146,964)  $    (1,504,881)
                                       =============   ===============



5.   Conoco, Inc. Class B Common Stock Fund

     On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $28,144 and $28,777 at December 31, 2001 and 2000, respectively.

6.   Tax Status

     The Plan is currently in the process of applying for a tax determination letter from the Internal Revenue Service. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management, a wholly-owned subsidiary of DuPont, and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

DuPont Specialty Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

8.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

9.   Subsequent Events

     Effective January 1, 2002, all participants of the DuPont Specialty Grains, LLC Retirement and Savings Plan became participants of the Savings and Investment Plan of E. I. du Pont de Nemours and Company. All contributions made on or after this date will be invested in the Savings and Investment Plan of E. I. du Pont de Nemours and Company. Management expects to merge the DuPont Specialty Grains, LLC Retirement and Savings Plan with and into the Savings and Investment Plan of E. I. du Pont de Nemours and Company during 2002.

DuPont Specialty Grains, LLC                                           Exhibit I
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, 4, i
At December 31, 2001
--------------------------------------------------------------------------------

                                                                                       Current
             Identity of Issue                     Description of Investment            Value
Franklin Small Capital Growth Fund Class I       Registered Investment Company     $     423,339
Janus Enterprise Fund                            Registered Investment Company           207,424
Janus Mercury Fund                               Registered Investment Company           584,515
Mercury HW International Value Fund Class I      Registered Investment Company           182,967
Fidelity Low Priced Stock                        Registered Investment Company           642,824
MFS Total Return Fund                            Registered Investment Company           146,080
Mercury Global Holdings Fund Class I             Registered Investment Company            30,509
Templeton Growth Fund                            Registered Investment Company           139,766
AIM Value Fund                                   Registered Investment Company           420,919
Fidelity Growth & Income Fund Class A            Registered Investment Company           481,899
*Merrill Lynch Growth Fund Class A               Registered Investment Company           148,491
AIM Equity Constellation Fund                    Registered Investment Company           270,156
Franklin Balance Sheet                           Registered Investment Company           368,008
Templeton Foreign Fund                           Registered Investment Company           126,355
Fidelity Magellan Fund                           Registered Investment Company           395,596
Fidelity Fund PV1                                Registered Investment Company           131,350
Fidelity Equity Income Fund                      Registered Investment Company           307,571
Franklin Custom Fund Income Growth               Registered Investment Company           206,306
MFS Total Return Fund                            Registered Investment Company            91,613
*Merrill Lynch Balanced Capital Fund Class A     Registered Investment Company            44,674
*Merrill Lynch Basic Value Fund Class A          Registered Investment Company           218,836
Barclays 3-Way                                   Common/Collective Trusts                253,513
*Merrill Lynch SM Capital Index CT Tier 2        Common/Collective Trusts                100,886
*Merrill Lynch Equity Index Trust Tier 6         Common/Collective Trusts                850,487
*Merrill Lynch International Index CT Tier 2     Common/Collective Trusts                 58,517
Conoco Stock                                     Company Stock                            28,144
*DuPont Stock                                    Company Stock                           752,985
Plan interest in the DuPont and Related
    Companies Defined Contribution Plan
    Master Trust ("Master Trust")                Master Trust                          2,524,156
Participant loans                                 8.5% to 9.0%                           126,446
Cash                                                                                          26
                                                                                   --------------

                                                                                   $  10,264,358
                                                                                   =============


*   Party-in-interest